Exhibit 11.1

WILLIS LEASE FINANCE CORPORATION

AND SUBSIDIARIES

Computation of Earnings Per Share

(In thousands, except per share data, unaudited)

	Three Months Ended March 31,
	2012	2011
Basic
Earnings:
Net income attributable to common shareholders	$2,507	$4,281

Shares:
Average common shares outstanding	8,404	8,552

Basic earnings per common share	$0.30	$0.50

Assuming full dilution
Earnings:
Net income attributable to common shareholders	$2,507	$4,281

Shares:
Average common shares outstanding	8,404	8,552
Potentially dilutive common shares outstanding	352	496

Diluted average common shares outstanding	8,756	9,048

Diluted earnings per common share	$0.29	$0.47

Supplemental information:

The difference between average common shares outstanding to calculate basic and assuming full dilution is due to options outstanding under the 1996 Stock Options/Stock Issuance Plan and restricted stock issued under the 2007 Stock Incentive Plan.

The calculation of diluted earnings per share for the three months ended March 31, 2012 excluded from the denominator zero options and zero restricted stock awards granted to employees and directors because their effect would have been anti-dilutive. The calculation of diluted earnings per share for the three months ended March 31, 2011 excludes from the denominator zero options and zero restricted stock awards granted to employees and directors because their effect would have been anti-dilutive.